

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Chet Billingsley
Chief Executive Officer
Mentor Capital, Inc.
511 14th Street, Suite A-2, A-4, A-6
Ramona, CA 92065

> **Re: Mentor Capital, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 21, 2015**
> **File No. 000-55323**

Dear Mr. Billingsley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

Our business model is to partner with or acquire other companies, page 7

1. We note your disclosure on page 4 that you have identified certain future potential acquisitions. Please expand this risk factor to specifically disclose that you may not be able to enter into or consummate any transactions to acquire the potential acquisitions discussed on page 4.

Certain Relationships and Related Transactions, and Director Independence, page 17

2. We note your response to comment 6 of our letter dated January 14, 2015. Please explain how Messrs. Shaul and Blazeck are officers of the company but not employees of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel